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Exhibit (a)(5)(A)

TIER REIT Announces Listing of its Shares of Common Stock on the New York Stock Exchange under the Ticker Symbol "TIER" and Ringing The NYSE Opening Bell®

Commences Tender Offer to Purchase up to $50 million of its Shares of Common Stock

        DALLAS, Texas, July 23, 2015—TIER REIT, Inc. (NYSE: TIER) announced that it is authorized to list its shares of common stock on the New York Stock Exchange (NYSE). Trading of TIER REIT's shares of common stock will commence today under the ticker symbol "TIER." In connection with the listing of its shares of common stock, members of TIER REIT's management team will ring The NYSE Opening Bell® at 9:30 a.m. EDT today to celebrate the first day of trading in TIER REIT's shares of common stock on the NYSE.

        "This is a major milestone for our company. We would like to thank the many team members and stockholders that have supported us in reaching this goal," noted Scott Fordham, Chief Executive Officer and President of TIER REIT. "As a publicly listed company, we are better positioned to execute on our growth strategy, and we look forward to utilizing this platform to deliver greater total return potential to our stockholders."

        In conjunction with the listing on the NYSE, TIER REIT has also commenced a modified "Dutch Auction" tender offer to purchase up to $50 million of its shares of common stock. In accordance with, and subject to, the terms of the tender offer, TIER REIT will select the lowest price, not greater than $21.00 nor less than $19.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, that will enable TIER REIT to purchase the maximum number of shares of common stock having an aggregate purchase price not exceeding $50 million (or such lesser number if less than $50 million of shares of common stock are tendered after giving effect to the any shares of common stock withdrawn). TIER REIT expects to fund the tender offer with available cash and/or borrowings available under its existing credit facility.

        The tender offer will expire at 11:59 p.m. EDT on August 19, 2015, unless the tender offer is extended or withdrawn. Stockholders may tender all or a portion of their shares of common stock (and may choose not to tender any of their shares of common stock) by following the procedures, including choosing the price or prices at which they wish to tender their shares of common stock, described in the Offer to Purchase, Letter of Transmittal, and other documents related to the tender offer.

        In connection with the listing and tender offer, TIER REIT engaged J.P. Morgan Securities LLC as its lead capital markets advisor, Wells Fargo Securities, LLC as a capital markets advisor, Green Street Advisors, Advisory and Consulting Group as a strategic advisor, and Goodwin Procter LLP as its legal counsel.

About TIER REIT, Inc.

        TIER REIT, Inc. is a self-managed, Dallas, Texas-based real estate investment trust focused on maximizing total return to stockholders through the combination of stock appreciation and income derived from a sustainable distribution. TIER REIT's investment strategy is to acquire, develop, and operate a portfolio of best-in-class office properties in select U.S. markets that consistently lead the nation in population and office-using employment growth. For more information on TIER REIT, please visit tierreit.com or call 972.483.2400.

Important Information

        This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any securities of TIER REIT. The full details of the tender offer, including complete instructions on how to tender shares, are included in the Offer to Purchase, the Letter of Transmittal, and other related materials that TIER REIT will distribute to its stockholders and has filed with the Securities and Exchange Commission (the SEC). Stockholders are urged to carefully read the Offer to Purchase, the Letter of Transmittal, and other related materials, as they contain important information, including the terms and conditions of the tender offer. Stockholders may obtain free copies of the Offer to Purchase, the Letter of Transmittal, and other related materials that TIER REIT has filed with the SEC at the SEC's website at www.sec.gov or by calling Georgeson Inc., the information agent for the tender offer, at (800) 457-0759 (toll free) or by email at TIER@georgeson.com. Questions and requests for assistance by retail stockholders may be directed to Georgeson Inc. at (800) 457-0759 (toll free); questions and requests for assistance by institutional stockholders may be directed to J.P. Morgan Securities LLC at (877) 371-5947 (toll free) or Wells Fargo Securities, LLC at (877) 450-7515 (toll free), the dealer managers for the tender offer. In addition, stockholders may obtain free copies of TIER REIT's filings with the SEC from TIER REIT's website at www.tierreit.com/ir.

Forward-Looking Statements

        This press release contains forward-looking statements relating to the business and financial outlook of TIER REIT, Inc. that are based on our current expectations, estimates, forecasts and projections and are not guarantees of future performance. These forward-looking statements include discussion and analysis of the financial condition of us and our subsidiaries, including our ability to rent space on favorable terms, our ability to address debt maturities and fund our capital requirements, our intentions to sell certain properties, the value of our assets, our anticipated capital expenditures, the amount and timing of any anticipated future cash distributions to our stockholders, and other matters. Words such as "may," "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "would," "could," "should," "objectives," "strategies," "goals," and variations of these words and similar expressions are intended to identify forward-looking statements. Actual results may differ materially from those expressed in these forward-looking statements, and you should not place undue reliance on any such statements. Factors that could cause actual results to vary materially from those expressed in forward-looking statements include changes in real estate conditions and in the capital markets, our ability to complete the tender offer in a timely manner or at all, the price at which shares of our common stock may trade on the NYSE, which may be higher or lower than the purchase price in the tender offer, as well as the risk factors included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Form 10-Q for the fiscal quarter ended March 31, 2015. Forward-looking statements in this press release speak only as of the date on which such statements were made and, except as required by law, we undertake no obligation to update any such statements that may become untrue because of subsequent events.

TIER REIT, Inc.
Kelly Sargent, 972-483-2460
ksargent@tierreit.com
Source: TIER REIT, Inc.

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  Exhibit (a)(5)(A)
TIER REIT Announces Listing of its Shares of Common Stock on the New York Stock Exchange under the Ticker Symbol "TIER" and Ringing The NYSE Opening Bell®
Commences Tender Offer to Purchase up to $50 million of its Shares of Common Stock